



11021482

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48198

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/2010___ AND ENDING___12/31/2010___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic-Pacific Capital, Inc. I

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

102 Greenwich Avenue   2nd Floor
_____
(No. and Street)

Greenwich   CT   06830
_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Bossone   203-861-5480
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
_____
(Name – *if individual, state last, first, middle name*)

90 Grove Street   Ridgefield   CT   06877
_____   _____   _____   _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Anthony Bossone_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Atlantic-Pacific Capital, Inc. I_____, as of ___December 31_____, 20 _10___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

CINDY L GONSKA
NOTARY PUBLIC
CONNECTICUT
MY COMMISSION EXPIRES 8/31/13

_____
Notary Public

_____
Signature

___Chief Financial Officer___
Title

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ATLANTIC-PACIFIC CAPITAL, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SECURITIES INVESTOR PROTECTION
CORPORATION GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2010



Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT RECONCILIATION

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Atlantic-Pacific Capital, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "Specified Parties"), solely to assist you and the other Specified Parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report had been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570   e-mail info@reynoldsrowella.com   website: www.reynoldsrowella.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties listed above and is not intended to be and should not be used by anyone other than these Specified Parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

February 23, 2011
Ridgefield, Connecticut

SIPC-7

(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(31-REV 5/10)

For the fiscal year ended December 31 , 20 10
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 048198 FINRA
> Atlantic-Pacific Capital, Inc.
> 102 Greenwich Avenue
> 2nd Floor
> Greenwich, CT 06830-5547

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Anthony Bossone 203-861-5480

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 0

   B. Less payment made with SIPC-6 filed (exclude interest)   (833.00)

       July 7, 2009
          Date Paid

   C. Less prior overpayment applied   (-)

   D. Assessment balance due or (overpayment)   (833.00)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   -

   F. Total assessment balance and interest due (or overpayment carried forward) $(833.00)

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ -

   H. Overpayment carried forward $(833.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ATLANTIC-PACIFIC CAPITAL, INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____day of_____, 20_____.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan 1__, 20_10_
and ending __Dec 31__, 20_10_
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 45,154,666

2b. Additions:
 (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
     predecessors not included above.   _____

 (2) Net loss from principal transactions in securities in trading accounts.   _____

 (3) Net loss from principal transactions in commodities in trading accounts.   _____

 (4) Interest and dividend expense deducted in determining item 2a.   _____

 (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

 (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
     profit from management of or participation in underwriting or distribution of securities.   _____

 (7) Net loss from securities in investment accounts.   _____

      Total additions   _____

2c. Deductions:
 (1) Revenues from the distribution of shares of a registered open end investment company or unit
     investment trust, from the sale of variable annuities, from the business of insurance, from investment
     advisory services rendered to registered investment companies or insurance company separate
     accounts, and from transactions in security futures products.   _____

 (2) Revenues from commodity transactions.   _____

 (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
     securities transactions.   _____

 (4) Reimbursements for postage in connection with proxy solicitation.   _____

 (5) Net gain from securities in investment accounts.   _____

 (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
     (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
     from issuance date.   _____

 (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
     related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

 (8) Other revenue not related either directly or indirectly to the securities business.
     (See Instruction C):
       REGULATION D PRIVATE PLACEMENTS   45,154,666

 (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
         Code 4075 plus line 2b(4) above) but not in excess
         of total interest and dividend income. $___-_____

     (ii) 40% of margin interest earned on customers securities
          accounts (40% of FOCUS line 5, Code 3960). $___-_____

       Enter the greater of line (i) or (ii)   -_____

       Total deductions   45,154,666

2d. SIPC Net Operating Revenues $__-_____

2e. General Assessment @ .0025 $__-_____
                                                                         (to page 1 but not less than
                                                                         $150 minimum)

2